Exhibit 12.1
RATIOS OF EARNINGS TO FIXED CHARGES AND TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Nine Months
	Ended
	September 30,	Years Ended December 31,
	2008	2007	2006	2005	2004	2003
EARNINGS:
Adjusted earnings from continuing operations before income taxes	$5,837	$4,168	$3,528	$4,351	$3,032	$2,144
Add fixed charges (see below)	354	536	498	593	537	558

Adjusted earnings	$6,191	$4,704	$4,026	$4,944	$3,569	$2,702

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS:
Gross interest expense	$336	$512	$479	$574	$512	$534
Dividends on preferred stock of a subsidiary	—	—	—	—	—	3
Estimated interest component of operating lease payments	18	24	19	19	25	21

Fixed charges	354	536	498	593	537	558
Preferred stock requirements, pre-tax	9	15	15	15	14	14

Combined fixed charges and preferred stock dividends	$363	$551	$513	$608	$551	$572

Ratio of earnings to fixed charges	17.49	8.78	8.08	8.34	6.65	4.84
Ratio of earnings to combined fixed charges and preferred stock dividends	17.06	8.54	7.85	8.13	6.48	4.72